FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2012

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b):  Not Applicable

Item 1: Form 6-K dated August 14, 2012 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By: /s/ Hoshang K Sethna

Name: Hoshang K Sethna

Title: Company Secretary

Dated: August 14, 2012

Jaguar Land Rover PLC

Interim Report

for the quarter ended 30 June 2012

This report uses:

Group, Company, Jaguar Land Rover and JLR to refer to Jaguar Land Rover PLC and its subsidiaries.

FY12 – Year ended 31 March 2013

FY12 – Year ended 31 March 2012

Q1 – 3 months ended 30 June 2012

Q1 – 3 months ended 30 June 2011

JLR key metrics

Retail volumes

Revenue

Trading result

Net income

Guidance Notes:

•	Trading result is before providing for mark to market losses on un-hedged commodity and foreign exchange derivatives

•	Net Income is after providing for mark to market losses on un-hedged commodity and foreign exchange derivatives

•	EBITDA – measured as earnings before tax add back depreciation, amortisation, finance income, finance expense and foreign exchange gains/losses.

Successful Tour de France for Team Sky

Jaguar has congratulated Team Sky and Bradley Wiggins on their successful Tour de France campaign. The British cyclist won the epic French bike race with a total time of 87 hours, 34 minutes and 47 seconds – a winning margin of three minutes and 21 seconds.

Team Sky – for which Wiggins and teammates Mark Cavendish and Chris Froome also ride – were supported by Jaguar and used the British carmaker’s new XF Sportbrake estate as its technical support vehicle, carrying spare bikes and equipment throughout the event.

The estate variant of the XF doesn’t go on sale until October this year but, according to Team Sky, the two-pre-production versions of the vehicle used on the Tour performed faultlessly.

Team Sky team principal, David Brailsford: “We’re feeling pretty euphoric right now, and on behalf of all the team would like to thank Jaguar for being there right from the very start to support us.”

Excellent results from JD Power

JD Power, the most respected automotive market research company has released the results of three of their surveys this quarter.

The US APEAL (Auto Performance, Execution And Layout) study ranked Jaguar 2nd and Land Rover 6th of all brands. The new Range Rover Evoque was highest ranked in its class, whilst the Range Rover Sport and Jaguar XJ both achieved a top 3 finish in their respective classes.

In the UK, JD Power team up with ‘What Car’ to produce a 36 month in service survey, which covers a longer term ownership experience. Jaguar was the top brand, with the Jaguar XF being named second ranked car.

In the US Initial Quality Survey, Jaguar came second and was also the most improved brand.

Other activities in Q1

JLR has announced a recruitment campaign for 1,100 new jobs at our castle Bromwich plant to support the build of the XF Sportbrake and all new Jaguar F-Type.

Dr Ralf Speth, our CEO, said: “Innovation in design, engineering and technology is at the core of our business and for the UK, this means we will continue to invest in new products, develop new technologies and enhance the skills of our employees.

“The launch of our latest Jaguar models, including the new XF Sportbrake later this year, means it is a very exciting time for Jaguar. These new models will attract new customers to the brand as we look to expand our global reach and further enhance our position in the market.”

Commenting on the new jobs, Des Thurlby, HR Director said: “We have embarked on the most ambitious recruitment campaign in the company’s history, hiring 8,000 people in the last two years. We provide high quality training and development for all of our employees so this latest announcement for 1,100 jobs is great news for the West Midlands and the UK supply chain.”

The Range Rover Evoque continued to win awards, adding to over 120 world-wide awards previously won are: Diesel Magazine’s Car of the Year and winner of the MacRobert Engineering award for world-class British design and innovation.

Royal Geographic Society ‘Go Beyond’ bursary expedition team leaves London in and Land Rover defender en-route to the Black Sea

Standard & Poor’s upgraded its JLR credit rating to “BB-” retaining the Positive Outlook.

Management’s discussion and analysis of financial condition and results of operations

The Company has performed strongly in the quarter, with revenue for the 3 months of £3,638 million, compared to £2,703 million in Q1 FY12. PBT for Q1 FY13 at £333 million is an increase of £82 million over Q1 FY12.

The current quarter result is due to a number of factors which have combined in the period.

The continued success of the new Range Rover Evoque, achieving in excess of 26,500 vehicles retailed in the quarter, has helped increase volumes in all markets compared to Q1 FY12.

European market conditions have been difficult, with continuing concern around the financial situation and the position of the Euro. This is particularly acute in Italy and Spain. Whilst overall volumes in Europe are up from Q1 FY12, Land Rover volumes, excluding the Range Rover Evoque, were down.

Strong growth has continued in China and this, alongside difficult markets in Europe have combined to make China our 2nd largest retail market and our largest wholesale market in the quarter. The increase in China volumes has helped maintain our margins at 14.5%, the level seen in Q4 FY12 and 1% higher than Q1 FY12

The market turmoil in Europe and signs that the US economic conditions are improving has had a significant impact on exchange rates. Average GBP/USD rates have moved from 1.64 in Q1 FY12 to 1.58 in Q1 FY13, whilst GBP/Euro rates have gone from 1.12 to 1.24. The strengthening USD and weakening Euro have had a beneficial impact on the company profit in the period.

The company has also benefitted from lower commodity prices in the quarter. Commodity prices continue to be volatile in line with global economic uncertainty. During the period, oil prices have fallen, driven by lower world-wide demand and US tight oil production, alongside increased production of shale gas.

The Company continues to invest significantly in R&D, which is up £60 million compared to Q1 FY12 and more than Q4 FY12. The company expects capital spending, including R&D, to be in the region of £2 billion in FY13.

General trends in performance (including results of operations)

Results and prospects

Quarter financial result

The Company has continued to perform strongly in the first quarter of FY13 (Q1 FY13) compared to the equivalent quarter in FY12 (Q1 FY12), with improved revenue as a result of increased volumes.

Our market share in China has increased in the quarter and the new Range Rover Evoque has continued to drive sales.

Free cash flow remained positive in the quarter at £106 million (Q1 FY12: £114m), even after £60 million higher R&D spending.

Revenue and earnings

The Company generated revenue of £3,638 million in Q1 FY13, an increase of 35% over the £2,703 million in Q1 FY12.

EBITDA for the Company increased by £165 million for the quarter to £527 million compared to £362 million for Q1 FY12.

The EBITDA margin has improved by 1.1% to 14.5% in Q1 FY13 compared to 13.4% in Q1 FY12, despite suffering £7 million of commodity derivative losses. This is primarily driven by strong geographic mix.

PBT has increased by £82 million, from £252 million to £333 million in the quarter. This reflects the increase in revenue and margins, partially offset by £76 million higher MTM exchange losses in the current period.

Net Income

Net Income (PAT) for the quarter was £236 million (Q1 FY12: £220 million), with income tax expense for the quarter of £97 million, up from £32 million in Q1 FY12.

The effective tax rate has risen to 29%, compared to 12% at Q1 FY12 following the full recognition of a net UK deferred tax asset in the company in Q4 FY12.

Overall strong volume growth

Total retail volumes were 85,758 units for the quarter, an increase of 36% compared to Q1 FY12. Retail volumes for Q1 FY13 were 13,638 units for Jaguar and 72,120 for Land Rover. Land Rover’s volume compared to the equivalent quarter in the prior year increased 42% whilst Jaguar’s volume increased by 9%.

Much of this increase was driven by the Range Rover Evoque, which was launched in Q2 FY12 and achieved retail volumes of 26,946 in the quarter, compared to nil in the prior year.

Sales of other Land Rover models were down somewhat, primarily reflecting the industry weakness in Southern Europe (Italy and Spain), where Land Rover maintained market share despite the fall in volumes. Volumes in Brazil, were also down following a new tax introduced in March 2012. The uncertainties surrounding the longer-term level of the tax has led to buyers postponing vehicle purchases in the near-term.

Jaguar volumes grew overall, driven by increased sales of the refreshed XF with 2.2D option. The XJ performed well in China, but suffered from being in a shrinking segment in the US and UK. The XK also suffered from a shrinking segment across all markets.

Wholesale volumes for Q1 FY13 were 83,452 units, an increase of 34% on the equivalent quarter in the prior year. At a brand level, wholesale volumes were 11,774 units for Jaguar and 71,678 units for Land Rover.

Performance in key geographical markets on retail basis

United States

The US economic situation is still showing signs of recovery in the current quarter, but uncertainty remains in an election year.

The US premium car segment volumes remained flat in the last 12 months, with Jaguar share marginally down by 0.6%, reflecting a trend towards smaller engines and an increasingly competitive environment.

The 13 model year line up of JLR products includes a number of smaller engined derivatives.

US premium SUV segment volumes were up 6.6% in the last 12 months, with Land Rover market share up significantly at 6.1%.

US total retail volumes for the quarter were 14,789 units, up 6% compared to Q1 FY12

Jaguar retail volumes for the quarter fell by 759 units compared to Q1 FY12, mainly due to a fall in the XJ market segment.

Land Rover retail volumes for the quarter of increased by 16.7% compared to Q1 FY12, mainly driven by Range Rover Evoque and Freelander.

UK

The UK economy has remained challenging with negative GDP growth continuing. The outlook for the UK is uncertain, with potentially significant downside risks relating to the Euro crisis.

UK premium car segment volumes increased by 10.5% in the last 12 months, Jaguar share down by 1.6%, due to a trend towards smaller and more fuel efficient diesel engines and significant financial support offered by competitors. The smaller Jaguar engines have only been in place for 6 months and the 13 model year line-up includes improved efficiency models.

The UK premium SUV segment volumes increased by 21% in the last 12 months, with Land Rover market share up 2.5%, primarily reflecting the Range Rover Evoque and supported by Land Rover’s Discovery and Defender models.

Jaguar and Land Rover combined retailed 14,483 units in the quarter, up 36% compared to Q1 FY12.

Jaguar retail volumes for the quarter increased by 5%.

Land Rover retail volumes for the quarter were up by 47.5% compared to Q1 FY12, with market share in the current quarter increasing by 2.5%.

Europe (excluding Russia and UK)

The Euro crisis is continuing to put pressure on European markets, with recession in a number of countries and a slowdown in Germany and France. Credit rating agencies continue to be negative about Euro area prospects.

Total retail volumes in the quarter for the Europe region were 19,378, an increase of 40% compared to Q1 FY12. The increase reflects growth in the Range Rover Evoque and Jaguar XF, with other model volumes down somewhat.

Jaguar retail volumes in the Europe region for the quarter increased by 20.9% to 2,698.

Land Rover retail volumes for the Europe region for the quarter increased by 44% to 16,680.

The German premium car segment volumes increased by 5.5% in the last 12 months and the German luxury SUV segment volumes increased by 14%. Land Rover market share in Germany increased by 0.7%, whilst Jaguar fell by 0.2%.

Asia Pacific

Continued growth has been seen in Asia Pacific, with growth of 29% in Australia.
Total Asia Pacific retail volumes for the quarter were 3,952 units, up 34%.
Jaguar retail volumes for the quarter increased by 3% compared to Q1 FY12 to 849.
Land Rover retail volumes for the quarter increased by 45% compared to Q1 FY12, to 3103.

China

The Chinese economy continues to grow strongly, although expectations on future GDP growth have been reduced to 7.6% for 2012.

China’s premium car segment volumes increased by 9.7% in the last 12 months, with Jaguar volumes up 59.6%. This improvement is largely driven by strong demand for the XJ 3.0 petrol model, introduced to the market in March 2011.
The premium SUV segment increased by 23% in the last 12 months, with Land Rover’s share increasing 2.2% due to the introduction of Range Rover Evoque, alongside growth in other models.

Total retail volumes were 18,465 units in the quarter.

China was the 2nd largest retail market and largest wholesale market for the company in the period.

Business risks and mitigating factors

As discussed in the Annual Report 2011-12 of the Company, Jaguar Land Rover is exposed to various business risks including the uncertainty of global economic conditions, fluctuations of currency exchange rates and raw material prices.

Employees

At the end of Q1 FY13, Jaguar Land Rover employed 23,879 people worldwide including agency (Q1 FY12: 20,015). Approximately 1,000 of the people employed are in overseas markets.

Liquidity and capital resources

As at 30 June 2012, the Company had cash and cash equivalents of 2,157.0 million, bank deposits with a greater than 3 month maturity of £175 million and undrawn committed facilities of £896 million. The total amount of cash and cash equivalents includes £558 million in subsidiaries of Jaguar Land Rover outside the United Kingdom. A portion of this amount is subject to various restrictions or impediments on the ability of the Company’s subsidiaries in certain countries to transfer cash across the group.

Borrowings

The following table shows details of the Company’s financing arrangements as at 30 June 2012.

Facility	Facility amount	Maturity	Outstanding as at 30 June 2012	Undrawn as at 30 June 2012
	£ in millions		£ in millions	£ in millions
Committed
£500m Senior Notes 8.125% 2018	500.0	2018	500.0	—
£500m Senior Notes 8.25% 2020	500.0	2020	500.0	—
$410m Senior Notes 7.75% 2018	262.3	2018	262.3	—
$410m Senior Notes 8.125% 2021	262.3	2021	262.3	—
Revolving 3 & 5 year credit facilities	710.0	2014-16	—	710.0
Other financing loans	239.1	2012-14	173.1	66.0
Receivables factoring facilities	283.9	2013	163.7	120.2

Subtotal	2,757.6		1,861.4	896.2

Uncommitted
Receivables factoring facilities	128.0	—	—	128.0
Other facilities	13.4	—	13.4	—

Subtotal	141.4		13.4	128.0

Capitalized costs	—	—	(29.4)	—

Total	2,899.0	—	1,845.4	1,024.2

Cash flow data

Net cash provided by operating activities was £486 million in the quarter compared to £511 million during Q1 FY12.

Net cash used in investing activities was £555 million in the quarter (Q1 FY12: £397 million). Of this, £175 million relates to bank deposits with a maturity of over 3 months which are classified as investments. Purchase of property, plant and equipment and expenditure on intangible assets (product development projects) was £377 million in the quarter compared to £374 million in Q1 FY12. The Company’s capital expenditure relates mostly to capacity expansion of its production facilities, quality and reliability improvement projects, and the introduction of new products.

Cash used in financing activities was £204 million in the quarter compared to cash generated of £240 million in Q1 FY12. Cash used in financing activities in the 3 month period reflects repayment of £163.8 million of short-term debt, including £157 million of preference shares to TML. Cash generated in financing activities in Q1 FY12 reflected the issue of £1,000 million bond, net of £744m of debt repaid.

Acquisitions and disposals

There were no material acquisitions or disposals in the period.

Off-balance sheet financial arrangements

The Company has no off-balance sheet financial arrangements other than commitments disclosed in the condensed interim financial statements.

Board of Directors

The following table provides information with respect to members of the Board of Directors of Jaguar Land Rover:

Name	Position	Year appointed as Director, Chief Executive Officer

Ratan N. Tata	Chairman and Director	2008
Ravi Kant	Director	2008
Andrew M. Robb	Director	2009
Dr. Ralf D. Speth	Chief Executive Officer and Director	2010
Nasser Mukhtar Munjee	Director	2012

Condensed Consolidated Income Statement

		Three months ended 30 June 2012			Three months ended 30 June 2011
		Trading result	Non- operating result	Total	Trading result	Non- operating result	Total
	Note	£m	£m	£m	£m	£m	£m

Revenue		3,638.2		3,638.2	2,703.4		2,703.4

Material and other cost of sales		(2,353.6)		(2,353.6)	(1,774.2)		(1,774.2)

Employee cost		(300.7)		(300.7)	(209.7)		(209.7)

Other expenses		(674.4)		(674.4)	(541.9)		(541.9)
MTM on un-hedged commodity derivatives		—	(7.4)	(7.4)	—	—	—

Development costs capitalised	2	215.1		215.1	175.9		175.9

Other income		9.1		9.1	8.5		8.5

Depreciation and amortisation		(120.6)		(120.6)	(93.2)		(93.2)

Foreign exchange (loss)	3	(12.6)		(12.6)	(18.3)		(18.3)
MTM on un-hedged foreign exchange derivatives	3	—	(54.7)	(54.7)	—	21.5	21.5
Finance income	4	8.4		8.4	3.7		3.7
Finance expense (net of capitalised interest)	4	(14.1)		(14.1)	(24.3)		(24.3)

Net income before tax		394.8	(62.1)	332.7	229.9	21.5	251.4

Income tax expense	9	(111.7)	14.9	(96.8)	(31.9)	—	(31.9)

Net income attributable to shareholders		283.1	(47.2)	235.9	198.0	21.5	219.5

Condensed Consolidated Statement of Comprehensive Income

	Three months ended 30 June 2012 (Unaudited)	Three months ended 30 June 2011 (Unaudited)
	£m	£m

Net income attributable to shareholders	235.9	219.5

Other comprehensive income (OCI):

Actuarial losses	(7.3)	(5.9)

Cash flow hedges booked into OCI	(117.9)	(2.7)
Cash flow hedges moved from OCI and recognised in the income statement	21.1	(8.0)
Tax booked through other comprehensive income	25.0	—

Total other comprehensive loss for the period	(79.1)	(16.6)

Total comprehensive income for the period attributable to shareholders	156.8	202.9

Condensed Consolidated Balance Sheet

		30 June 2012	31 March 2012
	Note	(Unaudited) £m	(Audited) £m
Non-current assets
Investments		1.7	1.4
Other financial assets		98.4	106.9
Property, plant and equipment		1,690.4	1,585.9
Pension asset	17	2.1	1.9
Intangible assets		2,992.1	2,801.0
Other assets		13.0	11.5
Deferred income taxes		466.1	473.8

Total non-current assets		5,263.8	4,982.4

Current assets
Cash and cash equivalents		2,157.0	2,430.4
Trade receivables		660.6	662.2
Other financial assets	6	184.5	182.8
Inventories	7	1,553.6	1,496.8
Other current assets	8	507.5	457.0
Current income tax assets		18.5	5.5

Total current assets		5,081.7	5,234.7

Total assets		10,345.5	10,217.1

Current liabilities
Accounts payable		3,304.3	3,284.7
Short term borrowings and current portion of long term debt	14	347.6	489.7
Other financial liabilities	11	342.5	312.7
Provisions	12	291.0	279.5
Other current liabilities	13	504.7	559.3
Current income tax liabilities		81.8	115.2

Total current liabilities		4,871.9	5,041.1

Non-current liabilities
Long term debt	14	1,497.8	1,484.4
Other financial liabilities	11	133.4	72.5
Non-current income tax liabilities		18.3	18.3
Deferred income taxes		0.6	0.5
Other liabilities		5.6	4.8
Provisions	12	736.9	671.3

Total non-current liabilities		2,392.6	2,251.8

Total liabilities		7,264.5	7,292.9

Condensed Consolidated Balance Sheet (continued)

		30 June 2012	31 March 2012
	Note	£m (Unaudited)	£m (Audited)
Equity attributable to equity holders of the company
Ordinary shares		1,500.6	1,500.6
Capital redemption reserve		166.7	166.7
Reserves	15	1,413.7	1,256.9

Equity attributable to equity holders of the company		3,081.0	2,924.2

Total liabilities and equity		10,345.5	10,217.1

These condensed consolidated interim financial statements were approved by the board of directors.

Company registered number: 6477691

Condensed Consolidated Statement of Changes in Equity

	Ordinary Shares	Capital redemption reserve	Reserves / accumulated deficit	Total Equity
	£m	£m	£m	£m

Balance at 31 March 2012 (Audited)	1,500.6	166.7	1,256.9	2,924.2

Net income for the three months	—	—	235.9	235.9
Other comprehensive income for the three months	—	—	(79.1)	(79.1)

Total comprehensive income for the period	—	—	156.8	156.8

Balance at 30 June 2012 (Unaudited)	1,500.6	166.7	1,413.7	3,081.0

	Ordinary shares	Capital redemption reserve	Reserves/ accumulated deficit	Total Equity
	£m	£m	£m	£m

Balance at 31 March 2011 (Audited)	1,500.6	166.7	(191.9)	1,475.4

Net income for the year	—	—	1,481.1	1,481.1

Other comprehensive loss for the year	—	—	(32.3)	(32.3)

Total comprehensive income for the period	—	—	1,448.8	1,448.8

Balance at 31 March 2012 (Audited)	1,500.6	166.7	1,256.9	2,924.2

Condensed Consolidated Cash Flow Statement

	Three months ended 30 June 2012 (Unaudited)	Three months ended 30 June 2011 (Unaudited)
	£m	£m

Cash flows from operating activities
Net income attributable to shareholders	235.9	219.5
Depreciation and amortisation	120.6	93.2
Loss on sale of assets	—	3.1
Foreign exchange loss / (gain) on loans	11.6	12.0
Income tax expense	96.8	31.8
Finance expense	14.1	24.3
Finance income	(8.4)	(3.7)
Exchange loss on derivatives	54.7	(0.7)
Share of joint venture profit	(0.3)	—

Cash flows from operating activities	525.0	379.5

Movement in trade receivables	1.6	20.7
Movement in other financial assets	6.2	3.0
Movement in other current assets	124.5	12.0
Movement in inventories	(56.8)	(76.0)
Movement in other non-current assets	(2.9)	—
Movement in accounts payable	9.9	152.1
Movement in other current liabilities	(54.6)	14.1
Movement in other financial liabilities	(26.3)	6.0
Movement in non-current liabilities	0.6	(2.8)
Movement in provisions	68.7	33.2

Cash generated from operations	70.9	541.8
Income tax paid	(110.2)	(30.7)

Net cash from operating activities	485.7	511.1

Cash flows used in investing activities
Investment in associate	—	(0.8)
Change in restricted deposit	(9.6)	(25.9)
Finance income received	6.9	3.6
Investment in mutual funds	(175.0)	—
Purchases of property, plant and equipment (net)	(149.8)	(191.7)
Acquisition of intangible assets	(227.2)	(182.0)

Net cash used in investing activities	(554.7)	(396.8)

Condensed Consolidated Cash Flow Statement (continued)

	Three months ended 30 June 2012 (Unaudited)	Three months ended 30 June 2011 (Unaudited)
	£m	£m
Cash flows (used in) / from financing activities

Finance expense and fees paid	(60.3)	(38.7)

Proceeds from issuance of short-term debt	20.7	23.8

Repayment of short-term debt	(163.8)	(479.5)

Payment of lease liabilities	(1.0)	(1.0)

Proceeds from issuance of long-term debt	—	1,000.0

Repayment of long-term debt	—	(264.4)

Net cash (used in) / from financing activities	(204.4)	240.2

Net change in cash and cash equivalents	(273.4)	354.5

Cash and cash equivalents at beginning of period	2,430.4	1,028.3

Cash and cash equivalents at end of period	2,157.0	1,382.8

Notes (forming part of the condensed interim financial statements)

1	Accounting policies

Basis of preparation

The information for the three months ended 30 June 2012 is unaudited and does not constitute statutory accounts as defined in Section 435 of the Companies Act 2006. The condensed consolidated interim financial statements of Jaguar Land Rover PLC have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting’ as IFRS as adopted by the European Union (‘EU’). There were no difference between these accounts and the accounts for the group prepared under IFRS as adopted by the International Accounting Standards Board.

The condensed consolidated interim financial statements have been prepared on historical cost basis except for certain financial instruments held at fair value.

The condensed consolidated interim financial statements should be read in conjunction with the annual consolidated financial statements for the year ended 31 March 2012, which were prepared in accordance with IFRS as adopted by the EU. There were no difference between those accounts and the accounts for the group prepared under IFRS as adopted by the International Accounting Standards Board.

The condensed consolidated interim financial statements have been prepared on the going concern basis as set out within the directors’ statement of responsibility section of the group’s annual report for the year ended 31 March 2012.

The accounting policies applied are consistent with those of the annual consolidated financial statements for the year ended 31 March 2012, as described in those financial statements.

Notes (continued)

2	Research and development

	Three months ended 30 June 2012 (Unaudited)	Three months ended 30 June 2011 (Unaudited)
	£m	£m

Total R&D costs	262.5	202.3
R&D expensed	(47.4)	(26.4)

Development costs capitalised	215.1	175.9
Interest capitalised	27.9	15.7

Total development additions to intangible assets	243.0	191.6

3	Foreign exchange

	Three months ended 30 June 2012 (Unaudited)	Three months ended 30 June 2011 (Unaudited)
	£m	£m

Trading foreign exchange loss	(1.0)	(6.8)
Foreign exchange loss on foreign currency denominated borrowings	(11.6)	(11.5)

Foreign exchange before MTM	(12.6)	(18.3)
Mark to market on foreign exchange derivative instruments not designated as a hedge relationship	(54.7)	21.5

Total foreign exchange (loss) / gain	(67.3)	3.2

Mark to market on foreign exchange derivative instruments represents economic hedges. These instruments, however do not meet the criteria for hedge accounting under IFRS.

Notes (continued)

4	Finance income and expense

Recognised in net income

	Three months ended 30 June 2012 (Unaudited)	Three months ended 30 June 2011 (Unaudited)
	£m	£m

Finance income	8.4	3.7

Total finance income	8.4	3.7

	Three months ended 30 June 2012 (Unaudited)	Three months ended 30 June 2011 (Unaudited)
	£m	£m

Total finance expense on financial liabilities measured at amortised cost	40.9	55.6
Impact of discount on provisions	1.1	(15.6)
Finance expense transferred to capitalised product development	(27.9)	(15.7)

Total finance expense	14.1	24.3

The capitalisation rate used to determine the amount of borrowing costs eligible for capitalisation is 8.0% (three months to 30 June 2011: 6.4%)

5	Allowances for trade and other receivables

Changes in the allowances for trade and other receivables are as follows:

	30 June 2012 (Unaudited)	31 March 2012 (Audited)
	£m	£m

At beginning of period	13.2	10.1
Allowance made in the period	—	4.6
Allowance released in the period	(3.2)	(1.5)

At end of period	10.0	13.2

Notes (continued)

6	Other financial assets – current

	30 June 2012 (Unaudited)	31 March 2012 (Audited)
	£m	£m

Advances and other receivables recoverable in cash	0.1	0.1
Derivative financial instruments	47.5	48.4
Restricted cash	134.4	131.4
Other	2.5	2.9

	184.5	182.8

7	Inventories

	30 June 2012 (Unaudited)	31 March 2012 (Audited)
	£m	£m

Raw materials and consumables	52.1	62.3
Work-in-progress	210.0	169.4
Finished goods	1,291.5	1,265.1

	1,553.6	1,496.8

8	Other current assets

	30 June 2012 (Unaudited)	31 March 2012 (Audited)
	£m	£m

Short term investments	175.0	—
VAT	226.2	408.8
Prepaid expenses	106.3	48.2

	507.5	457.0

9	Taxation

Recognised in the income statement

The income tax for the 3 months is charged at the best estimate of the effective annual rate expected to apply for the full year at each subsidiary undertaking.

10	Capital expenditure

Capital expenditure in the period was £161.07 million (3 month period to 30 June 2011: £191.7 million) on fixed assets and £255.2 million (3 month period to 30 June 2011: £182.0 million) was capitalised as intangible engineering assets. There were no impairments, material disposals or changes in use of assets.

Notes (continued)

11	Other financial liabilities

	30 June 2012 (Unaudited)	31 March 2012 (Audited)
	£m	£m
Current
Liabilities for vehicles sold under a repurchase arrangement	151.0	153.7
Finance lease obligations	4.5	4.7
Interest accrued	25.2	46.5
Derivative financial instruments	161.8	107.8

	342.5	312.7

Non-Current
Finance lease obligations	14.2	15.1
Long term derivatives	118.6	33.3
Other payables	0.6	24.1

	133.4	72.5

12	Provisions

	30 June 2012 (Unaudited)	31 March 2012 (Audited)
	£m	£m
Current
Product warranty	273.9	261.1
Product liability	15.2	16.2
Provision for residual risk	1.9	2.2

Total current	291.0	279.5

Non-current
Defined benefit obligations	360.1	326.9
Other retirement obligations	4.4	2.2
Product warranty	314.9	308.1
Provision for residual risk	16.0	13.9
Provision for environmental liability	20.1	20.2
Other non-current provisions	21.4	—

Total non-current	736.9	671.3

Notes (continued)

12	Provisions (continued)

Product warranty

	30 June 2012 (Unaudited)	31 March 2012 (Audited)
	£m	£m

Opening balance	569.2	503.1
Provision made during the period	93.2	371.5
Provision used during the period	(74.7)	(298.5)
Impact of discounting	1.1	(6.9)

Closing balance	588.8	569.2

Product liability

	30 June 2012 (Unaudited)	31 March 2012 (Audited)
	£m	£m

Opening balance	16.2	19.1
Provision made during the period	—	17.2
Provisions used in the period	(1.0)	(20.1)

Closing balance	15.2	16.2

Residual risk

	30 June 2012 (Unaudited)	31 March 2012 (Audited)
	£m	£m

Opening balance	16.1	7.0
Provision made during the period	1.8	9.1
Provision used during the period	—	—

Closing balance	17.9	16.1

Environmental liability

	30 June 2012 (Unaudited)	31 March 2012 (Audited)
	£m	£m

Opening balance	20.2	18.3
Provision made during the period	0.2	2.6
Provision used during the period	(0.3)	(0.7)

Closing balance	20.1	20.2

Notes (continued)

12	Provisions (continued)

Product warranty provision

The group offers warranty cover in respect of manufacturing defects, which become apparent within a year and up to four years after purchase, dependent on the market in which the purchase occurred.

Product liability provision

A product liability provision is maintained in respect of known litigation which the group is party to.

Residual risk provision

In certain markets, the group is responsible for the residual risk arising on vehicles sold by dealers on leasing arrangements. The provision is based on the latest available market expectations of future residual value trends. The timing of the outflows will be at the end of the lease arrangements – being typically up to three years.

Environmental risk provision

This provision relates to various environmental remediation costs such as asbestos removal and land clean up. The timing of when these costs will be incurred is not known with certainty.

13	Other current liabilities

	30 June 2012 (Unaudited) £m	31 March 2012 (Audited) £m

Liability for advances received	194.0	191.2
VAT payable	291.0	346.1
Others	19.7	22.0

	504.7	559.3

Notes (continued)

14	Interest bearing loans and borrowings

	30 June 2012 (Unaudited) £m	31 March 2012 (Audited) £m

Euro MTF listed bond	1,497.8	1,484.4
Loan from banks	347.6	332.6
Redeemable preference shares classified as debt	—	157.1
Finance lease liabilities	18.7	19.8

	1,864.1	1,993.9
Less:
Current portion of bank loans	(347.6)	(332.4)
Current portion of other loans	—	(157.3)

Total short term borrowings and current portion of long term debt	(347.6)	(489.7)
Current portion of finance lease liabilities	(4.5)	(4.7)

Long term debt	1,512.0	1,499.5

Presented as long-term debt	1,497.8	1,484.4
Presented as long-term finance lease in non-current other financial liabilities	14.2	15.1

Notes (continued)

15	Other reserves

The movement of reserves and accumulated deficit is as follows:

	Translation reserve	Hedging reserve	Pension reserve	Profit and loss reserve	Total reserves / accumulated deficit
	£m	£m	£m	£m	£m

Balance at 1 April 2012	(383.3)	(19.6)	(526.1)	2,185.9	1,256.9
Net income for the period	—	—	—	235.9	235.9
Cash flow hedge booked in equity	—	(117.9)	—	—	(117.9)
Cash flow hedges moved from equity and recognised in the income statement	—	21.1	—	—	21.1
Movements in employee benefit plan	—	—	(7.3)	—	(7.3)
Tax booked through other comprehensive income	—	23.2	1.8	—	25.0

Balance at 30 June 2012	(383.3)	(93.2)	(531.6)	2,421.8	1,413.7

	Translation reserve	Hedging reserve	Pension reserve	Profit & loss reserve	Total reserves / accumulated deficit
	£m	£m	£m	£m	£m

Balance at 1 April 2011	(383.3)	21.8	(535.2)	704.8	(191.9)
Net profit for the year	—	—	—	1,481.1	1,481.1
Movements in employee benefit plan	—	—	(149.9)	—	(149.9)

Cash flow hedges booked in equity	—	(35.6)	—	—	(35.6)

Cash flow hedges moved from equity and recognised in the income statement	—	(19.7)	—	—	(19.7)

Tax booked through other comprehensive income	—	8.5	159.0	—	167.5

Tax impact of items reclassified from other comprehensive income	—	5.4	—	—	5.4

Balance at 31 March 2012	(383.3)	(19.6)	(526.1)	2,185.9	1,256.9

Notes (continued)

16	Dividends

During both the periods no dividends were paid or proposed on the ordinary shares. Preference shares of £157 million were repaid in the period along with dividends of £14 million.

17	Employee benefits

Jaguar Cars Limited and Land Rover, have pension arrangements providing employees with defined benefits related to pay and service as set out in the rules of each fund. The following table sets out the disclosure pertaining to employee benefits of Jaguar Cars Limited, Land Rover, UK and overseas subsidiaries which operate defined benefit pension plans.

Change in net pension liability

	Three months ended 30 June 2012 (Unaudited)	Year to 31 March 2012 (Audited)
	£m	£m

Net pension liability at beginning of the period	(325.0)	(289.6)
Service cost	(29.4)	(102.3)
Interest cost	(63.3)	(239.8)
Actuarial loss	(27.2)	(195.3)
Expected return on assets	55.7	240.2
Employer contributions and other changes	11.8	231.1
Prior service costs	—	(14.8)
Change in restriction on asset and onerous obligation	19.4	45.5

Net pension liability at end of period	(358.0)	(325.0)

Amount recognised in the balance sheet consists of

	30 June 2012 (Unaudited)	31 March 2012 (Audited)
	£m	£m

Present value of defined benefit obligations	(4,935.5)	(4,915.9)
Fair value of plan assets	4,674.1	4,706.9
Restriction on asset and onerous obligation	(96.6)	(116.0)

Net liability	(358.0)	(325.0)

Non-current assets	2.1	1.9
Non-current liabilities	(360.1)	(326.9)

The range of assumptions used in accounting for the pension plans in both periods is set out below:

	June 2012	March 2012
	%	%
Discount rate	4.8	5.1
Rate of increase in compensation level of covered employees	3.4	3.8
Inflation increase	2.9	3.3
Expected rate of return on plan assets	5.1	4.8

Notes (continued)

17	Employee benefits (Continued)

For the valuation at 30 June 2012 and 31 March 2012, the mortality assumptions used are the SAPS base table, in particular S1PMA for males, S1PFA for females and the Light table for members of the Jaguar Executive Pension Plan, with a scaling factor of 90% for males and 115% for females for all members. There is an allowance for future improvements in line with the CMI (2010) projections and an allowance for long term improvements of 1.00% per annum.

18	Commitments and contingencies

In the normal course of business, the group faces claims and assertions by various parties. The group assesses such claims and assertions and monitors the legal environment on an on-going basis, with the assistance of external legal counsel wherever necessary. The group records a liability for any claims where a potential loss is probable and capable of being estimated and discloses such matters in its financial statements, if material. For potential losses that are considered possible, but not probable, the group provides a disclosure in the financial statements but does not record a liability in its accounts unless the loss becomes probable.

The following is a description of claims and assertions where a potential loss is possible, but not probable. Management believe that none of the contingencies described below, either individually or in aggregate, would have a material adverse effect on the group’s financial condition, results of operations, or cash flows.

Litigation

The group is involved in legal proceedings, both as plaintiff and as defendant and there are claims of £9.7 million (31 March 2012: £9.9 million) which management have not recognised as they are not considered probable.

Other claims

There are other claims against the group, the majority of which pertains to motor accident claims and consumer complaints. Some of the cases also relate to replacement of parts of vehicles and/or compensation for deficiency in the services by the group or its dealers. The group has provided Nil million (31 March 2012: £1.9 million) for tax matters in dispute as it is not considered probable that these will be settled in an adverse position for the group.

Commitments

The group has entered into various contracts with vendors and contractors for the acquisition of plant and machinery, equipment and various civil contracts of capital nature aggregating £623.2 million (31 March 2012: £545.2 million).

The group has entered into various contracts with vendors and contractors which include obligations aggregating £847.3 million (31 March 2012: £865.8 million) to purchase minimum or fixed quantities of material.

There are guarantees provided in the ordinary course of business of £8.3 million (31 March 2012: £6.9 million), of which £2.9 million (31 March 2012: £2.8 million) are to HMRC.

Financial Instruments

During the three month period to 30 June 2012, the group entered into a number of cash flow derivative contracts to manage its foreign currency exposure. To the extent allowed under IAS 39 ‘Financial Instruments: Recognition and Measurement’ the derivatives are accounted for as cash flow hedges.

Notes (continued)

19	Capital management

The Company’s objectives for managing capital are to create value for shareholders, to safeguard business continuity and support the growth of the Company.

The Company determines the amount of capital required on the basis of annual operating plans and long-term product and other strategic investment plans. The funding requirements are met through a mixture of equity, convertible or non-convertible debt securities and other long-term/short-term borrowings. The Company’s policy is aimed at a combination of short-term and long-term borrowings.

The Company monitors the capital structure on the basis of total debt to equity ratio and maturity profile of the overall debt portfolio of the Company.

Total debt includes all long and short-term debts as disclosed in note 15 to the financial statements. Equity comprises all reserves.

The following table summarises the capital of the Company:

	30 June 2012 (Unaudited)	31 March 2012 (Audited)
	£m	£m

Equity	3,081.0	2,924.2

Short term debt	352.1	494.4
Long term debt	1,512.0	1,499.5

Total debt	1,864.1	1,993.9

Total capital (debt and equity)	4,945.1	4,918.1

20	Related party transactions

The Company’s related parties principally consist of Tata Sons Limited, subsidiaries of Tata Sons Limited, associates and joint ventures of Tata Sons Limited (including Tata Motors Limited). The Company routinely enters into transactions with these related parties in the ordinary course of business. The Company enters into transactions for the sale and purchase of products with its associates and joint ventures. Transactions and balances with its own subsidiaries are eliminated on consolidation.

The following table summarises related party transactions and balances included in the consolidated condensed interim financial statements.

	Three months ended 30 June 2012 (Unaudited)		Three months ended 30 June 2011 (Unaudited)
	With associates of the parent (Unaudited)	With parent company (Unaudited)	With associates of the parent (Unaudited)	With parent company (Unaudited)
	£m	£m	£m	£m

Sale of products	24.4	—	11.4	—
Services received	15.5	—	8.3	—
Trade and other receivables	21.1	—	2.4	—
Accounts payable	14.8	—	7.9	—
Interest Paid	—	—	—	2.8
Loans payable	—	—	—	342.5

Notes (continued)

20	Related party transactions (continued)

Compensation of key management personnel

	Three months ended 30 June 2012 (Unaudited)	Three months ended 30 June 2011 (Unaudited)
	£m	£m

Key management personnel remuneration	2.5	2.3

21	Post balance sheet events

In August 2012 the company proposed an ordinary dividend of £150.1m to its immediate parent TML Singapore Pte Limited. This amount is expected to be paid in full in August 2012.

Front Cover Pictures

Jaguar XF Sportbrake in ‘Maillot Jaune’ livery

Land Rover Defender special edition

Vehicles above

Jaguar XJ Ultimate

Range Rover Evoque Special Edition with Victoria Beckham

For further details visit www.jaguarlandrover.com

Jaguar Land Rover PLC

Banbury Road

Gaydon

Warwickshire

CV35 0RG

Jaguar Land Rover Results Under IFRS for the period ended 30 June 2012 09

August 2012

Disclaimer Statements in this presentation describing the objectives, projections, estimates and expectations of Jaguar Land Rover PLC and its direct and indirect subsidiaries (the “Company”, “Group” or “JLR”) may be “forward-looking statements” within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company’s operations include, among others, economic conditions affecting demand / supply and price conditions in the domestic and overseas markets in which the Company operates, changes in Government regulations, tax laws and other statutes and incidental factors. • Q1 FY13 represents the 3 month period from 1 April 2012 to 30 June 2012 • Q1 FY12 represents the 3 month period from 1 April 2011 to 30 June 2011 • FY13 represents the 12 month period from 1 April 2012 to 31 March 2013 • FY12 represents the 12 month period from 1 April 2011 to 31 March 2012 • Consolidated results of Jaguar Land Rover PLC and its subsidiaries contained in the presentation are unaudited and presented under IFRS as approved in the EU 2

Participants

Kenneth Gregor

- CFO Jaguar Land Rover

Bennett Birgbauer

- Treasurer Jaguar Land Rover

C. Ramakrishnan

- CFO Tata Motors

Vijay Somaiya

- Head of Treasury & Investor Relations Tata Motors

3

Participants C. Ramakrishnan CFO Tata Motors Bennett Birgbauer Treasurer Jaguar Land Rover Kenneth Gregor CFO Jaguar Land Rover Vijay Somaiya Head of Treasury & Investor Relations Tata Motors 3

Agenda Key topics Page Financial performance 5 Looking ahead / other developments 14 Closing Q&A 17 4

Q1 FY13 financial highlights Maintained positive free cash flow while investing significantly in the business Wholesale volumes and revenue up 34% from prior year Cash and financial deposits £2,332m and undrawn committed bank lines £896m. £157m of preference shares were repaid to Tata Motors in the quarter Q1 EBITDA and PBT up on higher volumes and margins 5 EBITDA margin up 1.1% to 14.5%, which is in line with Q4 FY12

Key financial metrics Cash from operating activities after investing activities (excluding investments in financial deposits) Includes cash and cash equivalents and financial deposits Key metrics—IFRS Quarter ended 30 June Quarter ended 30 June Quarter ended 30 June (£ million, unless stated) 2012 2011 Change Change Retail volumes (‘000 units) 86 63 37% 37% Wholesale volumes (‘000 units) 83 62 34% 34% Revenues 3,638 2,703 935 935 EBITDA 527 362 165 165 EBITDA % 14.5% 13.4% 1.1 ppt 1.1 ppt Profit before tax 333 251 82 82 Profit after tax 236 220 16 16 Free cash flow (1) 106 114 (8) (8) Cash (2) 2,332 1,383 949 949 6

Overall performance continues to be good Improvement in EBITDA margin primarily due to:—a more favourable geographic mix led by growth in China—Continued favourable foreign exchange environment (avg. £/$ rate 1.58 in Q1 FY13 vs. 1.64 in Q1 FY12) PBT is impacted by £67m of foreign exchange revaluation of fx hedge contracts and foreign currency denominated borrowings Jaguar retail volume up 9% supported by the launch of the freshened XF with 2.2L diesel option and 3.0L petrol XJ option in China Land Rover retail volume up 42%—continuing success of the Range Rover Evoque 7 PAT is up compared to Q1 FY12, reflecting a higher PBT partially offset by a higher tax charge, which is a consequence of the recognition of a deferred tax asset in Q4 FY12

Retail volumes by carline – Q1 FY13

Jaguar – Q1 FY13 vs. Q1 FY12

Up 9%
12,557
13,638
1,454
4,367
6,732
940
4,462
8,236
XK
XJ
XF
Q1 FY12
Q1 FY13

72,120
Up 42%
50,719
13,854
7,554
12,985
11,514
4,812
26,946
12,658
6,680
11,741
10,666
3,429
Range Rover Evoque
Range Rover Sport
Range Rover
Freelander
Discovery
Defender
Q1 FY12
Q1 FY13

8

Retail volumes by carline – Q1 FY13

Jaguar – Q1 FY13 vs. Q1 FY12

Land Rover – Q1 FY13 vs. Q1 FY12 8

12,557 13,638 1,454

4,367 4,462

6,732

8,236

XK XJ XF

Q1 FY12

Q1 FY13

50,719 Up 42% 72,120

13,854 26,946

7,554 12,658

12,985 6,680

11,514 10,666

4,812 3,429

Q1 FY12

Q1 FY13

Range Rover Evoque

Range Rover Sport

Range Rover

Freelander

Discovery

Defender

Retail volumes by geography – Q1 FY13

UK

Up 36%

10,667
14,483
7,729
11,399
2,938
3,084
Q1 FY12
Q1 FY13

North America

Up 6%

13,918
14,789
9,775
11,405
4,143
3,384
Q1 FY12
Q1 FY13

China

Up 86%

9,943
18,465
8,577
16,285
2,180
Q1 FY12
Q1 FY13

Q1 FY13

All other markets (ROW) 17.1%
UK 16.9%
Pacific 4.5%
North America 17.2%
Europe (ex. Russia) 22.6%
China 21.5%

85,758 units

Europe

Up 40%

13,813
19,378
11,582
16,680
2,231
2,698
Q1 FY12
Q1 FY13

Asia Pacific

Up 34%

2,957
3,952
2,133
3,103
Q1 FY12
Q1 FY13

All other markets

Up 23%

11,978
14,691
10,923
13,248
1,055
1,443
Q1 FY12
Q1 FY13

Q1 FY12

All other markets (ROW) 18.9%
UK 16.9%
Asia Pacific 4.7%
North America 22.0%
Europe (ex Russia) 21.8%
China 15.7%

63,276 units

Land Rover | Jaguar

9

Land Rover Jaguar Retail volumes by geography – Q1 FY13 UK North America China Q1 FY13 Europe Asia Pacific All other markets Q1 FY12 Up 36% Up 6% Up 86% Up 40% Up 34% Up 23% 85,758 units 63,276 units 9

Income statement Consolidated income statement—IFRS Quarter ended 30 June Quarter ended 30 June Quarter ended 30 June (£ million, unless stated) 2012 2011 Change Change Revenues 3,638 2,703 935 935 Material cost of sales (2,354) (1,774) (580) (580) Employee costs (301) (210) (91) (91) Other expenses (671) (533) (138) (138) Product development costs capitalised 215 176 39 39 EBITDA 527 362 165 165 Depreciation and amortisation (121) (93) (28) (28) Foreign exchange gain / (loss) (67) 3 (70) (70) Net finance expense (6) (21) 15 15 Profit before tax 333 251 82 82 Income tax expense (97) (31) (66) (66) Profit after tax 236 220 16 16 10

Healthy cash generation and strong liquidity Consolidated cash flow—IFRS Quarter ended 30 June Quarter ended 30 June Quarter ended 30 June (£ million, unless stated) 2012 2011 Change Change Cash from operating activities 525 380 145 145 Working capital changes and tax paid (39) 131 (170) (170) Cash flow from operations 486 511 (25) (25) Investment in tangible and intangible assets (377) (374) (3) (3) Other (including finance income) (3) (23) 20 20 Free cash flow 106 114 (8) (8) Investment in financial deposits (175)—(175) (175) Changes in debt (144) 280 (424) (424) Finance expenses and fees paid (60) (39) (21) (21) Net change in cash and cash equivalents (273) 355 (628) (628) Cash and cash equivalents at beginning of period 2,430 1,028 1,402 1,402 Cash and cash equivalents at end of period 2,157 1,383 774 774 Memo: Cash including investment in financial deposits 2,332 1,383 949 949 11

Strong financing structure Key financial indicators—IFRS (£ million, unless stated) 30 June 2012 31 March 2012 Change Cash and financial deposits 2,332 2,430 (98) Committed revolving credit facility 710 710—Other undrawn committed facilities 186 146 40 Total liquidity 3,228 3,286 (58) Total equity 3,081 2,924 137 Total debt 1,845 1,974 (129) Net cash 487 456 31 Net cash / equity 15.8% 15.6% 0.3ppt 12

Agenda Key topics Page Financial performance 5 Looking ahead / other developments 14 Closing Q&A 17 13

Developments Standard & Poor’s upgraded the credit rating for JLR from B+ to BB- and maintained a positive outlook Announced plans to increase investment in the Castle Bromwich plant and create 1,100 jobs to produce the new Jaguar XF Sportbrake and F-Type JD Power UK customer satisfaction survey ranked Jaguar 1st against all brands JD Power US APEAL survey ranked Jaguar 2nd and Land Rover 6th JD Power US initial quality survey ranked Jaguar 2nd against all brands 14 An ordinary dividend of £150 million has been proposed by the JLR board and is expected be paid in August 2012

Summary Good overall performance in the first fiscal quarter Going forward focus is on:—continuing to monitor economic and sales trends closely to balance sales and production—building on momentum of XF 12 model year, 2.2 diesel and Range Rover Evoque launch—launching both refreshed and new Jaguar and Land Rover products—planned investments in future new products and technologies to meet customer aspirations and regulatory environmental standards—generating strong operating cash flows to support these future investments 15

Agenda Key topics Page Financial performance 5 Looking ahead / other developments 14 Closing Q&A 17 16

Q&A

Additional slides

Wholesale volumes by carline – Q1 FY13

Jaguar – Q1 FY13 vs. Q1 FY12

Up 4%
11,343
11,774
3,726
6,449
3,585
7,388
XK
XJ
XF
Q1 FY12
Q1 FY13

71,678
Up 41%
50,747
14,367
7,935
12,320
11,440
4,683
27,207
12,414
7,378
11,243
10,047
3,389
Range Rover Evoque
Range Rover Sport
Range Rover
Freelander
Discovery
Defender
Q1 FY12
Q1 FY13

19

Wholesale volumes by carline – Q1 FY13 Jaguar – Q1 FY13 vs. Q1 FY12 Land Rover – Q1 FY13 vs. Q1 FY12 Up 4% 19

Wholesale volumes by geography – Q1 FY13

UK

Up 7%

12,066
8,685
3,381
Q1 FY12
12,940
10,180
2,760
Q1 FY13

North America

Up 14%

13,046
10,125
2,921
Q1 FY12
14,810
12,487
2,323
Q1 FY13

China

Up 91%

9,728
8,440
1,288
Q1 FY12
18,564
16,635
1,929
Q1 FY13

Q1 FY13

UK 15.5%
North America 17.7%
China 22.2%
Europe (ex. Russia) 21.7%
Pacific 5%
All other markets (ROW) 18.4%

83,452 units

Europe

Up 43%

12,650
10,499
2,151
Q1 FY12
18,090
15,911
2,179
Q1 FY13

Asia Pacific

Up 12%

3,320
2,613
707
Q1 FY12
3,721
2,837
884
Q1 FY13

All other markets

Up 36%

11,280
10,385
895
Q1 FY12
15,327
13,628
1,699
Q1 FY13

Q1 FY12

UK 19.4%
North America 21.0%
China 15.7%
Europe (ex. Russia) 20.4%
Asia Pacific 5.3%
All other markets (ROW) 18.2%

62,090 units

Land Rover | Jaguar

20

Land Rover Jaguar Wholesale volumes by geography – Q1 FY13 UK North America China Q1 FY13 Europe Asia Pacific All other markets Q1 FY12 Up 7% Up 14% Up 91% Up 43% Up 12% Up 36% 83,452 units 62,090 units

Product and other investment Key financial indicators—IFRS Quarter ended 30 June Quarter ended 30 June (£ million, unless stated) 2012 2011 2011 Change R&D expense Capitalised 215 176 176 39 Expensed 47 26 26 21 Total R&D expense 262 202 202 60 Investment in tangible and other intangible assets 162 198 198 (36) Total product and other investment 424 400 400 24 Of which capitalised 377 374 374 3 21